P.E. 2/11/02

CONFORMED COPY

02016018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2002

AXA
(Translation of registrant's name into English)

25, Avenue Matignon
75008 Paris, France
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x   Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ____   No X

If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A

2056049.1

INCORPORATION BY REFERENCE

The registrant's press release dated February 14, 2002 furnished under cover of this Form 6-K is incorporated by reference into the registrant's (i) Registration Statement on Form F-3 (File No. 333-12956), (ii) Registration Statement on Form S-8 (File No. 333-12944) and (iii) Registration Statement on Form S-8 (File No. 333-9212).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AXA
(Registrant)

/s/ Gérard de La Martinière

Name: Gérard de La Martinière
Title: Member of the Management Board
Group Executive President, Finance
Control and Strategy

Date: February 15, 2002

EXHIBIT INDEX

Exhibits	Description
1	Press Release dated February 14, 2002

February 14th, 2002

AXA REPORTS 2001 CONSOLIDATED REVENUES OF EURO 74,854 MILLION, UP 2.1 % ON A COMPARABLE BASIS FROM LAST YEAR

- **Life & Savings revenues, 65% of consolidated revenues, were Euro 48,404 million, down 1.6% compared with 2000, in a difficult 2001 environment. Q4 2001 saw a rebound in the US and confirmation of strong growth in the UK and Belgium.**
- **Property & Casualty revenues, which represent 21% of consolidated revenues, were Euro 15,894 million, up 2.4% from a year ago**
- **Asset Management revenues, which represent 5% of consolidated revenues, were Euro 3,730 million, down 1.6% compared with a year ago**
- **International Insurance revenues, 8% of consolidated revenues, were up 52.9% to Euro 5,706 million**

Growth rates are based on adjusted numbers to provide comparability in scope, accounting standards and currency.

PARIS—AXA reported today that consolidated revenues for year 2001 rose 2.1% to Euro 74,854 million.

"2001 is showing the benefits of our geographical and business diversification" said AXA CEO Henri de Castries. "During a difficult year, revenue growth was modest, however, we are clearly seeing some early positive signs of our very focused strategy : innovative product introductions have been very successful and spurred strong growth for Life & Savings all year long in Belgium and the UK, and in the fourth quarter in the US. In Japan, our focus on individual investment & savings and health products is getting early rewards.

"In Property & Casualty, continued rate increases, tighter risk selection and portfolio cleaning measures have enabled our operations to move a big step towards enhancing their profitability.

"For the International Insurance industry, 2001 has been an exceptionally difficult year, marked by several major claims, notably the September 11 terrorist attacks in the US. This has triggered significantly higher reinstatement premiums, fuelling premium growth.

"The Group is very focused on executing its operating strategy in 2002 and we remain confident with our targeted operating performance for 2002."

Euro million (period ended)	December 31, 2001	December 31, 2000	Change	Change on a comparable basis
TOTAL	**74 854**	**79 971**	**-6,4%**	**+2,1%**
Life & Savings	**48 404**	**45 997**	**+5,2%**	**-1,6%**
. Europe	27 063	26 674	+1,5%	+2,1%
. North America	11 696	12 527	-6,6%	-9,3%
. Asia-Pacific	9 644	6 796	+41,9%	-1,8%
Property & Casualty	**15 894**	**15 579**	**+2,0%**	**+2,4%**
. Europe	14 981	14 735	+1,7%	+2,0%
. North America	691	663	+4,1%	+7,6%
. Asia-Pacific	222	180	+23,0%	+15,6%
International Insurance	**5 706**	**3 651**	**+56,3%**	**+52,9%**
Financial Services	**4 851**	**14 744**	**-67,1%**	**-0,1%**
. Asset Management	3 730	2 984	+25,0%	-1,6%
. Other Financial Services *	1 121	11 760	-90,5%	+5,0%

* Data for 2000 included 9-month revenues for Donaldson, Lufkin & Jenrette

LIFE & SAVINGS: 65% of consolidated revenues

Life & Savings revenues were Euro 48,404 million, down 1.6% compared with full year 2000 figures.

- In the UK, premiums were boosted by strong sales of pension products (both unit-linked and non unit-linked) and With Profit bonds.
- In France and the US, revenues declined, mainly due to lower unit-linked sales. In the US however, the introduction of a new fixed annuity product and improving life sales triggered a rebound in sales in Q4.
- In Japan, the strategy to focus on individual investment & savings products and on health products is proceeding well, as shown by growth of 10% and 5% over 2000, respectively. However in Q4 2001 revenues were down due to lower group pensions.
- Strong premium growth in Belgium (+54% in 2001) mainly due to sales of CREST products.

EUROPE

France (23% of total Life & Savings): Revenues decreased 12% to Euro 10,997 million from last year's record sales, while, over the same period, the market decreased 8%. When compared to 1999, 2001 revenues grew 4%.

Q4 2001 saw a stabilization of the trend observed in Q3 2001. Success of our equity-based investment structured products launched throughout 2001, which now represent 9% of total Gross Written Premiums versus 3% in 2000, was offset by lower sales on our standard unit-linked products.

- **Investment & Savings (71% of total revenues):**
  Individual premiums (64%) were down 18% mainly due to weak financial markets, as well as a strong prior year comparison basis (maturing PEP products). Individual unit-linked premiums (48% of the Individual premiums versus 62% in 2000) declined by 37% in a market down approximately 40%. Premiums on general account individual savings-related business increased 14%, as clients turned to safer products in the weak and volatile equity market environment.
  Group premiums (7%) declined 19% as there were several important contracts underwritten a year ago, and the market was extremely competitive. Adjusted for large group additional premiums in 2000, revenues were down 4%. Unit-linked premiums now represent 32% of this activity versus 37% a year ago.
- **Life & Health (29%):** Premiums increased 6%, as group premiums benefited from several large new contracts written in 2001.

United Kingdom (19% of total Life & Savings): Total revenues grew 16% to Euro 9,086 million in 2001. In Q4 2001, premiums were up 14% against Q4 2000, showing strong consumer confidence despite the weak economic environment.

UK Life & Savings (excluding Health) (87% of total revenues): Revenues increased by 18%, with life new business on an APE basis[1] up 24%. This strong new business performance is a reflection of the benefits now feeding through of the four-year approximate €280m investment in re-engineering the AXA Sun Life business. Having focused its attention on high value independent financial advisors and distributors, AXA has experienced improvements in new business from these areas. AXA Sun Life has the infrastructure, expertise and experience of running an independent, tied agency and direct salesforce model, and is therefore well placed to operate successfully under the new regulatory framework recently proposed by the Financial Services Authority in the UK.

- **Investment & Savings (75%):** Revenues were up 21 % on both pension and bond contracts. Pension premiums increased by 11% on unit-linked and non unit-linked business following the successful launch of Stakeholder pension products as well as other pension products adapted to the new competitive environment. Also pension sales had been fuelled in the first quarter by changes in tax legislation and also, by "single premium transfer" business. Investment bond revenues were up by 36% due to the strong sales of With Profit bonds (resulting from the launch in June of an international With Profit bond contract) and an "Invest for Income" campaign launched in the summer, which aims at providing regular income by using a combination of products.

- **Life (11%):** Revenues grew 3% despite the decision to exit the mortgage endowment market.

- **Mutual Funds (fees only):** Despite falling investor confidence following a period of unstable stock markets compounded by the events of September 11th, which resulted in a contraction of the UK mutual fund market, sales of mutual funds have remained in line with 2000 levels at €203 million.

UK Health (13%): Revenues increased by 6%, with individual premiums up by 3% and group premiums up 7% mainly due to higher pricing.

Germany (6% of total Life & Savings): Revenues rose 3% to Euro 2,997 million compared to market growth of 1.5%. Q4 2001 saw strong sales of unit-linked products (up 33% in 2001 and now contributing 4% to total sales) as this type of business gradually gains acceptance in the German market.

- **Investment & Savings (18%):**
  Premiums went up 1% to Euro 527 million mainly driven by unit-linked product sales. Non unit-linked premiums decreased 1% due to the "wait-and-see" approach adopted by the German market towards the implementation of the German pension reform.

[1] Annual Premium Equivalent (APE) is total of 100% of new regular premiums and 10% of new single premiums.

- **Life (62%):**
  Life premiums grew by 1% to Euro 1,865 million mainly driven by unit-linked product sales (up 45%, representing now 6% of premiums), which offset the 1% decline in non unit-linked product sales.

- **Health (20%)**: Rate increases and new business developments continued to drive health premiums' growth of 12%, largely outperforming the estimated market growth of 5%.

Belgium (4% of total Life & Savings): Revenues were Euro 1,686 million, up 53% from a year ago due to the strong performance of new generation investment products, which allowed AXA to outperform an estimated 9% market growth.

- **Investment & savings (82%)**: Revenues were up 69% due to the particularly strong performance of individual non unit-linked products (192% compared with a 54% overall Belgian market growth). This line benefited from the success of the CREST product, a single premium non-unit-linked product with a minimum guaranteed return (+366% or Euro 684 million). Due to unstable investment markets, unit-linked business remained at the same level as prior year, which was quite satisfactory since the market declined by 11%.

- **Life (17%)**: Premiums grew 8% in a very mature market, this performance benefited from one significant single premium contract.

Other European Countries + Morocco (5% of total Life & Savings): Revenues increased by 5% to Euro 2,352 million with most countries reporting an increase in sales. In Spain, revenues increased by 25% mainly due to a large group single premium contract.

NORTH AMERICA

- Weakness in equity markets all year, compounded by September 11 terrorist attacks had a *significant impact on annuity premiums and mutual fund sales in the US.*

- However AXA registered stable market share on Variable Annuity products and increased its market share on Variable Life and Fixed Annuity products.

- Q4 2001 premiums saw a rebound versus the rest of the year: Investment & Savings products were 5% higher than in Q4 2000 thanks to strong SPDA sales (see below), particularly in the wholesale market, up 40% from the average of the first 3 quarters of 2001. Total premiums in the US, excluding institutional, were up 2% in Q4 2001 as compared to Q4 2000.

United States (24% of total Life & Savings): Revenues were Euro 11,642 million, down 9% from a record year in 2000.

- **Investment & Savings (61%):** Premiums decreased by 14%, mainly driven by an industry-wide observed decline in variable annuity sales, a consequence of the general slowdown in economy and the drop in equity markets (with the Dow Jones index down 7%, the S&P down 13% and the NASDAQ down 21% for full year 2001). This decrease was experienced by all distribution channels, the Wholesale channel (-19%) being less resilient than the Retail channel (-12%), as the employer sponsored and pension markets decreased moderately. In the variable annuities market, AXA maintained its market share with a number six ranking. The decline in variable annuities was partially offset by Euro 467 million of Single Premium Deferred Annuity (SPDA) sales in Q4. AXA Financial launched this Fixed Annuity product in late September to complete its product range and counteract the downtrend in variable annuity business. In the fixed annuity business, AXA estimates its market share at 2%. In Q4 2001 total annuity sales were up 5% versus Q4 2000.

- **Life (25%):** Premiums decreased 5% due to tax legislation uncertainty early in the year, with strong improvement beginning to show in Q4 2001. To counteract this, AXA Financial introduced a rider, which will offer a return of cash values excluding any surrender charges if the estate tax is in fact fully eliminated. In 2001, the wholesale channel more than tripled its sales in life products, which mitigated the decline of the retail channel. In variable life sales, AXA actually gained market share to rank number six versus number seven at the end of December 2000.

- **Other premiums (10%)**: This business increased by 15% mainly due to higher institutional premiums.

- **Other revenues (4%):** The decline in brokerage service fees, primarily on mutual fund business, as well as the slight drop in asset management fees, caused these revenues to drop by 7%.

ASIA PACIFIC

Life & Savings revenues decreased 2% to Euro 9,644 million and represent 20% of AXA's Life & Savings business. For Japan, the figures include revenues for the twelve-month period ending September 2001 and are compared to proforma numbers for the same period in 2000. For the first time, Australia & New Zealand have aligned their reporting with the rest of the AXA Group. The period ending December 31, 2001 therefore comprises 15 months of revenues, while comparable numbers are given on a 12 month basis for both 2000 and 2001.

Australia & New Zealand (5% of total Life & Savings): Revenues totalled Euro 2,592 million for the 15 months ended December 31, 2001, of which Euro 510 million related to the fifth quarter. On a comparable basis, revenues increased 6.5% for the 12 months ended September 30, 2001.

- **Investment & Savings (55%):** Premiums grew 2% primarily driven by single-premium retirement contracts due to product improvements.

- **Health (24%):** Premiums rose 11% as a result of the full year impact from government incentive programs introduced mid-2000 to increase the number of individuals with private insurance coverage.

- **Life including Income Protection (20%):** written premiums increased 4% as a result of the 7% growth in Income Protection, primarily due to rate increases (on average +20% on new business and inforce policies, effective December 2000) partially offset by higher lapse rates for some segments.

Japan (11% of total Life & Savings): Revenues decreased by 8% to Euro 5,475 million as, in Q4 2000, AXA Japan benefited from a single premium related to the transfer of a large group contract. Restated for this contract transfer, premiums decreased by 4% in 2001.

AXA Japan continues to focus on higher margin individual life, investment & savings products, including unit-linked and health products.

- **Investment & Savings (31%):** Premiums decreased 9% following the non-renewal of group pension contracts. Individual product lines increased by +10%, essentially as a result of a change in focus away from traditional products towards unit-linked products (which were introduced in the second half of 2000).

- **Life (52%):** Premiums were down 2% due to lower life group premiums (-10%) following the deliberate non-renewal of certain low margin contracts, as well as to lower individual life business (-4%). AXA Japan has been focusing on higher margin products, essentially health and unit-linked products.

- **Health (17%):** revenues grew by 5% due to the revision of commission scales as well as to a sales campaign that increased the focus of the salesforce towards medical products.

PROPERTY AND CASUALTY: 21% of consolidated revenues

Property and Casualty (note: large risks are included in the International Insurance segment) gross written premiums rose 2% to Euro 15,894 million in 2001. Excluding the UK, which undertook a significant programme to restructure its portfolio, property and casualty premiums increased more than 4% over prior year.

- Rate increases of 2-5% in personal lines across Europe
- Strong rate increases in commercial lines

France (26% of total P&C): Revenues grew 4% to Euro 4,171 million, due to steady sales throughout all business lines and higher pricing. Direct Assurance premiums increased by 11%, with 14% of new business being written via the Internet, showing an increasing trend along the year.

- **Personal (56%):** Premiums grew 3%, mainly due to the growth in non-motor lines (+4%). Personal motor (60% of personal lines) rose 2% due to higher average premiums. Property & Liability (40% of personal lines) grew by 4% due to rate increases in new business, mainly in the broker distribution channel .

- **Commercial (44%):** Premiums grew 6%. Commercial motor (22% of commercial lines) rose 4% due to higher rates and a better control of the motor in-force portfolio in order to improve the risk selection. Commercial non-motor lines (78% of commercial lines) were up 7%, driven by rate increases initiated in the last quarter of 2000 as well as large new business written in construction lines (+21%).

Germany (20% of total P&C): Revenues grew 2% to Euro 3,142 million as rate increases, mainly in commercial lines, were partially offset by stricter underwriting policies. Q4 2001 was impacted by lower business in personal property, in commercial property and motor, as well as in marine business, following further tariff increases.

- **Personal (57%):** Premiums decreased slightly (-1%) as moderate growth in personal motor premiums (47% of personal lines) was offset by a decrease in non-motor premiums (53% of personal lines), resulting from price competition on property, as well as portfolio restructuring in liability (architects and engineering segments).

- **Commercial (29%):** Premiums were up 7% driven by non-motor lines (89% of commercial lines) as a result of tariff increases in Property (+4%) and new business in liability (+8%). Marine and aviation lines also registered strong average premium increases.

- **Other (14%):** Premiums were stable. A 10% growth in Art insurance and a slight 2% premium increase from foreign business offset the 17% decrease from planned contract terminations in the former Albingia portfolio.

United Kingdom (16% of total P&C): Consistent with our strategy of exiting unprofitable segments, revenues decreased 7% to Euro 2,480 million. The commercial lines segment experienced significant growth, with revenues up by 26% including €89m of business acquired from ex-Independent.

- **Personal (53%):** Premiums were down 25% mainly due to a 34% decline in the motor business (50% of personal lines), as steps were taken to improve profitability. The portfolio outflow stemmed from the deliberate rationalisation of non-profitable contracts, coupled with a significant reduction in policy count following targeted rate increases. Non-motor revenues (50% of personal lines) decreased by 11% due to a targeted reduction of business volumes with affinity partners and intermediary networks, partly offset by rate increases implemented in 2001 (+16% on average premiums).

- **Commercial (42%):** Premiums (79% non-motor) increased by 26%, benefiting from the ex-Independent business flow. Excluding this substantial source of new business, commercial lines increased by 16%, mainly the result of rate increases across the non-motor lines. Non-motor premiums (excluding ex-Independent business) increased 21%, as price increases between 20% and 30% were successfully implemented. In commercial motor, strong rating action was offset by portfolio outflow.

Belgium (8% of total P&C): Revenues increased 2% to Euro 1,323 million with growth in both commercial and personal lines.

- **Personal (62%):** Revenues increased by +1%. Motor (59% of personal lines) was up by 2% as a result of tariff increases both in Third Party Liability (+1%) and Motor damage (+3%). Non-motor lines (41%) were stable.

- **Commercial (33%):** Revenues rose 4%, mainly driven by workers' compensation new business with medium size companies. Motor lines (19% of commercial lines) increased 3% with contrasting trends in Third Party liability (down due to the loss of an important contract) and Motor damage (up due to the extension of several important contracts).

Other Countries (30% of total P&C): Revenues increased 7% to Euro 4,778 million. Spain and Italy, which respectively represent 6% and 7% of P&C revenues were up 10% and 4%, respectively. The increase was mostly attributable to motor business, as Italy increased its average premiums in June (+19%) and in October (+5%), after the lift of the tariff freeze. In Spain, the 12% tariff increase on average and the direct sales growth drove revenues up by 10%.

ASSET MANAGEMENT: 5% of consolidated revenues

Asset management revenues were slightly down (-1.6%) to Euro 3,730 million, showing an exceptionally strong resilience in 2001 relative to the S&P 500, the CAC 40 and the Stoxx 50, which fell by 13%, 22% and 19% respectively.

Alliance Capital (86%): Revenues were down 4% to Euro 3,200 million. Assets under management of Euro 517 billion at December 31, 2001 were stable (+0.4%) versus December 2000. Cash flows were positive in all segments, particularly in Institutional Accounts, which benefited from a large new sub-advisory mandate from Vanguard. In retail, changes in tax legislation accelerated sales of Collegebound funds.

The 4% decline in gross revenues was due to lower advisory fees (attributable to lower average AUM, down –3% versus 2000), and a market-related shift from higher fee equity mutual funds to lower fee fixed income and cash management funds (Equity AUM on December 31st, 2001, were Euro 313 billion down 4% compared to December 31st, 2000).

Performance fees were down 15%, notably on Private Clients' accounts, partly compensated by growing performance fees on Institutional accounts (most of the latter outperforming their performance targets).

Institutional Research Services grew by 25% driven by higher syndication revenues, despite decreasing NYSE volumes, which allowed Alliance Capital to achieve an increase in market share.

AXA Investment Managers (14%): Revenues were up 15% to Euro 504 million. Assets under management increased by 8% (+2% on a comparable basis) to Euro 277 billion at December 31, 2001 , the effect of net new money (+ Euro 12 billion) and the inclusion of AXA Real Estate Investment Managers (+ Euro 14 billion) being partially offset by market depreciation (- Euro 6 billion).
Gross revenues increased as a result of total average assets under management (+ Euro 18 billion) growth, and an increase in average fees attributable to a movement from general account to separate account products and a more favourable product mix.
Moreover, performance fees increased from Euro 41 million to Euro 54 million as a result of strong performance relative to benchmarks.

INTERNATIONAL INSURANCE: 8% of consolidated revenues

International Insurance revenues rose 53% to Euro 5,706 million.

Reinsurance (63%): Premiums were up 92% to Euro 3,594 million with a stable business mix. Property & Casualty (92%) increased by 94% mainly due to (1) higher reinstatement premiums primarily related to the US terrorist attacks, (2) new business underwritten especially on proportional treaties in motor and non-proportional treaties in property, (3) and the upturn in the retrocession market for property catastrophe business.

Insurance (30%): Premiums were up 11% to Euro 1,698 million due to the strong increase in aviation lines following significant rate increases after September 11. This growth was partially offset by stricter risk selection in France and the cancellation of international contracts.

About AXA

AXA Group is a worldwide leader in financial protection and wealth management. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA had Euro 950 billion in assets under management as of June 30, 2001 and reported revenues of approximately Euro 75 billion for 2001. The AXA ordinary share is listed and trades under the symbol *AXA* on the Paris Stock Exchange. The AXA American Depositary Share is also listed on the NYSE under the ticker symbol *AXA*.

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This press release is also available on AXA Group web site: www.axa.com

Appendix: 2001 consolidated revenue breakdown

Euro million Period ended	December 31, 2001	December 31, 2000	Change	Change on a comparable basis
TOTAL	**74 854**	**79 971**	**-6,4%**	**+2,1%**
Life & Savings	**48 404**	**45 997**	**+5,2%**	**-1,6%**
. Europe	27 063	26 674	+1,5%	+2,1%
France	10 997	12 528	-12,2%	-12,0%
United Kingdom	9 086	7 939	+14,4%	+16,0%
Germany	2 997	2 912	+2,9%	+2,9%
Belgium	1 686	1 099	+53,4%	+53,4%
Other European countries + Morocco	2 298	2 195	+4,7%	+4,6%
. North America	11 696	12 527	-6,6%	-9,3%
. Asia-Pacific	9 644	6 796	+41,9%	-1,8%
Australia and New-Zealand	2 592	2 399	+8,1%	+6,5%
Japan	5 475	3 353	+63,3%	-8,3%
Asia	1 577	1 044	+51,1%	+22,6%
Property & Casualty	**15 894**	**15 579**	**+2,0%**	**+2,4%**
. Europe	14 981	14 735	+1,7%	+2,0%
France	4 171	4 001	+4,2%	+4,2%
Germany	3 142	3 085	+1,8%	+1,5%
United Kingdom	2 480	2 683	-7,6%	-7,0%
Belgium	1 323	1 297	+2,0%	+2,0%
Other European countries + Morocco	3 865	3 670	+5,3%	+6,6%
. North America	691	663	+4,1%	+7,6%
. Asia-Pacific	222	180	+23,0%	+15,6%
International Insurance	**5 706**	**3 651**	**+56,3%**	**+52,9%**
Financial Services	**4 851**	**14 744**	**-67,1%**	**-0,1%**
. Asset Management	3 730	2 984	+25,0%	-1,6%
Alliance Capital	3 200	2 577	+24,2%	-3,6%
AXA Investment Managers	504	383	+31,4%	+14,8%
National Mutual Funds Mgt	26	24	+8,4%	-2,9%
. Other Financial Services	1 121	11 760	-90,5%	+5.0%
Others	1 121	1 074	+4,4%	+5.0%
DLJ	0	10 686	-100,0%	NS

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this presentation are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and AXA's plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). These risks and uncertainties include, without limitation, the risk of future catastrophic events including possible future terrorist related incidents. Please refer to AXA's Annual Report on Form 20-F for the year ended December 31, 2000 for a description of certain important factors, risks and uncertainties that may affect AXA's business. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.